May 27, 2009

Jim B. Rosenberg, Senior Assistant Chief Accountant

Christine Allen, Staff Accountant

Carlton Tartar, Branch Chief

Scot Foley, Staff Attorney

Suzanne Hayes, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Chilcott Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 8, 2008
File No. 001-33039

Dear Mr. Rosenberg:

Warner Chilcott Limited (the “Company”) has received the Staff’s comments contained in a letter to the Company dated May 6, 2009. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before each response.

Item 1. Business, page 1

1.	Staff’s comment: You disclose that you entered into a settlement and license agreement with Watson Pharmaceuticals to resolve patent litigation relating to LOESTRIN 24 FE. Given the significance of LOESTRIN 24 FE to your revenues, it appears that this agreement may be material. Please file the agreement as an exhibit and describe the material terms or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

Jim B. Rosenberg	2	May 27, 2009

Response: Item 601(b)(10)(ii) provides that registrants need not file a contract if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant,” unless it falls into one or more of the categories specified therein. The settlement and license agreement (the “Settlement Agreement”) with Watson Pharmaceuticals, Inc. (“Watson”) is of a type that ordinarily accompanies the kind of business conducted by the Company and, in fact, is similar to other agreements that the Company has entered into in the past. Accordingly, unless it falls into one of the specified categories listed in Item 601(b)(10)(ii), the contract does not need to be filed. The only category that could be relevant is Item (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services.”

Under the Settlement Agreement with Watson, Watson will be permitted to commence marketing a generic equivalent product to LOESTRIN 24 FE on the earlier of January 22, 2014 or on the date on which another generic version of LOESTRIN 24 FE enters the U.S. market. The material fact related to the Settlement Agreement is that Watson will have the right to market a generic equivalent product prior to the expiration of the patent covering the product, which expires in July 2014. This fact was promptly disclosed in the Company’s Current Report on Form 8-K filed on January 12, 2009 and again in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (as amended, the “2008 10-K”). Any licensing revenue the Company receives under the Settlement Agreement is not expected to be material to the Company, and is not material now since none is payable. Importantly, the Settlement Agreement is not the agreement pursuant to which the Company acquired the intellectual property rights to the patent under which it developed LOESTRIN 24 FE. That intellectual property was acquired by the Company from Pfizer Inc. in 2003. Accordingly, as the Company currently derives no revenue pursuant to the Settlement Agreement and does not expect in the future to derive revenue material to its business under the Settlement Agreement, the Company has determined that its business is not “substantially dependent” on the Settlement Agreement and has therefore not filed the Settlement Agreement as a material contract.

The Company has described the Settlement Agreement in the Form 8-K filed on January 12, 2009 and also in its 2008 10-K on page 4 under “Principal Products,” on page 12 under “Patents, Trade Secrets and Proprietary Knowledge,” on page 21 under “Risk Factors – Risks Relating to Our Business – If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products will be adversely affected,” and on page F-34 of the notes to our financial statements for the fiscal year ended December 31, 2008 under “Note 18. Legal Proceedings – Patent Matters.”

Jim B. Rosenberg	3	May 27, 2009

2.	Staff’s comment: We note that Doryx is manufactured by a third party manufacturer. Please file the manufacturing agreement with Mayne and describe the material terms of the agreement or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement. Additionally, describe the material terms of your manufacturing agreement with LEO Pharma relating to supply of DOVONEX and TACLONEX.

Response: The Company has listed the agreement with Mayne (the “Doryx Agreement”) as Exhibit 10.9 to its 2008 10-K. The Doryx Agreement, dated as of December 31, 1997, is between F H Faulding & Co Limited, A.C.N. 007 870 984 (a predecessor to Mayne) and Warner Chilcott PLC (the Company’s predecessor).

While the Company did previously file a copy of the original Doryx Agreement, we would note that the Doryx Agreement is one that ordinarily accompanies the business of the registrant, and thus only needs to be filed if within one of the specified categories referred to in Item 601(b)(10)(ii). The only potentially relevant category is (B), but the Company’s business is not “substantially dependent” on the Doryx Agreement as only approximately 17% of its revenues were derived from the sale of Doryx in the year ended December 31, 2008, which is far below what might be considered “the major part” (emphasis added) of its revenues. Accordingly, although the Company has continued to list the Doryx Agreement as an exhibit to its Form 10-Ks in the past, because the Company is not “substantially dependent” on the Doryx Agreement, it will likely not continue to list it as a material contract in the future. In addition, the Company has not filed with the SEC any amendments to the Doryx Agreement as the Company is also not “substantially dependent” on any amendment to the underlying agreement, based on the analysis set forth above. The Company has disclosed the expiration date of the Doryx Agreement on page 11 under “Manufacturing, Supply and Raw Materials,” and has described the other terms of this contract on page 42 under “Cost of Sales.”

With respect to the DOVONEX and TACLONEX agreements, please note that the Company has described these contracts in its 2008 10-K and its strategic relationship with LEO Pharma on pages 6 and 7 under “Strategic Relationship with LEO Pharma,” on pages 59 and 60 under “Contractual Commitments” and on pages F-15 and F-16 of the notes to our financial statements for the fiscal year ended December 31, 2008 under “Note 5. Acquisitions.”

Jim B. Rosenberg	4	May 27, 2009

Financial Statements

Note 15 – Income Taxes, page F-28

3.	Staff’s comment: Please reconcile the valuation allowances disclosed in the table on page F-29 to the amounts disclosed in the second paragraph below the table.

Response: The valuation allowance reported within the table on page F-29 is tax-effected (“net”), representing the amounts recorded in the financial statements. Whereas the amounts reflected in the second paragraph below the table are presented pretax as the “gross” net operating loss amounts filed on the applicable tax filings. A reconciliation between the amounts follows (dollars in thousands):

	12/31/08 Gross	Tax Rate	12/31/08 Net
UK net operating losses (NOLs)	$29,649	28%	$8,302
Other foreign NOLs	401	27%	109
Puerto Rico tax credits	—		1,482

	$30,050		$9,893

	12/31/07 Gross	Tax Rate	12/31/07 Net
UK NOLs	$41,554	28%	$11,635
Other foreign NOLs	427	29%	124
Puerto Rico tax credits	—		—

	$41,981		$11,759

In order to improve the Company’s disclosure with respect to these amounts, in future filings, the Company intends to modify its disclosures to present all amounts on a net and gross basis. For example, in future filings the Company proposes to modify its disclosure in the second paragraph below the table. The second and third sentences of the paragraph would be replaced with the following:

“Accordingly, the Company recorded net, or after-tax, aggregate valuation allowances for the years ended December 31, 2008 and 2007 of $9,893 (or $30,050 on a gross basis) and $11,759 (or $41,981 on a gross basis), respectively. These valuation allowances related to (1) UK cumulative net operating losses, (2) other foreign cumulative net operating losses and (3) Puerto Rico tax credits.”

4.	Staff’s comment: You disclose that you intend to continue to reinvest accumulated earnings of your subsidiaries for the foreseeable future. Please revise your disclosure to provide the information required by paragraph 44 of SFAS 109.

Jim B. Rosenberg	5	May 27, 2009

Response: The Company proposes to include expanded disclosure substantially similar to the following in its next Form 10-K. This will be added to the end of the second-to-last paragraph on page F-29.

“As of December 31, 2008, the amount of unrecognized deferred tax liability relating to investments in foreign subsidiaries that are essentially permanent in duration is approximately $9,200.”

5.	Staff’s comment: Please revise your disclosure to discuss the reasons underlying the significant decrease in your unrecognized tax benefits relating to settlements with taxing authorities. Clarify whether this settlement is related to the Advanced Pricing Agreement with the IRS, and explain why you believe that the recognition of the unrecognized tax benefits in prior years, as well as the adjustment recorded in the current year, was appropriate. Also, please disclose the amount of this adjustment that impacted the effective tax rate, and clarify how this impact is reflected in the reconciliation between the U.S. statutory rate and your effective tax rate.

Response: For the tax years ending September 30, 2003, September 30, 2004, and the short period ending January 17, 2005 (together, the “IRS Audit Period”), the Company recorded a liability for unrecognized tax benefits of $26,386. For the short tax period ending December 31, 2005 (the “2005 Period”), the Company recorded a liability for unrecognized tax benefits of $3,698. For the tax period ending December 31, 2006 (the “2006 Period”), the Company recorded a liability for unrecognized tax benefits of $7,708. In connection with these liabilities for unrecognized tax benefits, the Company also recorded a liability for unrecognized tax benefits related to certain state income tax returns for such periods in the amount of $6,293. During 2008, the Company settled with the IRS the audits relating to the IRS Audit Period (the “IRS Settlement”). Unrelated to the IRS Settlement, in February 2008 the Company’s U.S. operating entities entered into an Advanced Pricing Agreement (the “APA”) with the IRS covering the calendar years 2006 through 2010. Pursuant to the terms of the APA, the Company’s consolidated U.S. income tax return for the taxable year 2006 was amended to reflect an increase in U.S. taxable income. Although the short taxable period ended December 31, 2005 was not covered by the APA, based on discussions between the Company and the IRS, the Company applied the APA methodology to its computations for this period.

Based upon (i) the IRS Settlement, with respect to the IRS Audit Period, (ii) an estimate of U.S. federal taxes owed, with respect to the 2005 Period, (iii) the APA, with respect to the 2006 Period, and (iv) the state taxes owed with respect to the IRS Audit Period, the 2005 Period and the 2006 Period, the Company made cash payments in 2008 totaling $44,085. These cash payments resulted in the significant decrease in the Company’s liabilities for unrecognized tax benefits at December 31, 2008 as compared to December 31, 2007.

Jim B. Rosenberg	6	May 27, 2009

The Company believes that the recognition of liabilities for unrecognized tax benefits in prior years was appropriate. Indeed, as was reflected on page F-30 of the 2008 10-K, the net adjustment of $191 made for the year ended December 31, 2008 with respect to “tax positions of prior years” did not reflect a material change to the balance of liabilities for unrecognized tax benefits as of December 31, 2007.

The amount of the net adjustment that impacted the effective tax rate was $191. This amount was accounted for within the rate reconciliation provided on page F-28 of the 2008 10-K as part of the line item entitled “Tax reserve, including interest”. For 2008, in addition to the net adjustment of $191, the “Tax reserve, including interest” of $672, included immaterial amounts with respect to current year FIN 48 additions, interest and a benefit for deferred taxes.

In future filings, the Company intends to include an explanation of any material change in unrecognized tax benefit accruing during the applicable period.

Schedule 14A*

Compensation Discussion and Analysis, page 5

6.	Staff’s comment: You state on page 5 that your Compensation Committee makes compensation decisions after reviewing the Company’s performance and evaluating each senior executive’s performance against stated goals, core competencies and feedback from colleagues. On page 6 you state that the Compensation Committee reviews and establishes annual goals and objectives relevant to the compensation of the CEO and the CEO submits the goals he has established for the other Named Executive Officers to the Compensation Committee. Additionally, on page 6 you state that the compensation determinations are based on each Named Executive Officer’s performance against stated goals and objectives. Please revise your disclosure to identify the specific goals and objectives that were identified for each Named Executive Officer and discuss the extent to which these goals were or were not accomplished. Please note the list of factors that may be included in the goals and objectives is not sufficiently specific. Your disclosure should identify the identified goals and objectives. Additionally, to the extent that any of the goals and objectives were more specifically defined or quantified, your disclosure should also be specific and quantified. For example, quantify the key financial measurement goals, describe the specific operational goals, identifying products that you were trying to in-license.

*	Please note that although your letter dated May 6, 2009 referenced last year’s Definitive Proxy Statement on Schedule 14A filed April 8, 2008, our response reflects this year’s disclosure in the 2008 10-K.

Jim B. Rosenberg	7	May 27, 2009

Response: The Company will provide the requested additional disclosure in its Definitive Proxy Statement for its 2009 Annual Meeting (“Definitive Proxy”) to be filed on Schedule 14(a) pursuant to Section 14(a) of the Securities Exchange Act of 1934. The Definitive Proxy will contain the Company’s complete Regulation S-K, Item 402 disclosure in respect of the Company’s 2008 fiscal year, including an updated Compensation Discussion and Analysis (“CD&A”). A marked copy of the updated portion of the revised CD&A that the Company would propose to include in the Definitive Proxy is attached hereto as Exhibit A (shown marked against the relevant portion of the CD&A included in the Company’s Preliminary Proxy Statement for its 2009 Annual Meeting filed on May 15, 2009, which was substantially the same as the CD&A in the 2008 10-K). As reflected in Exhibit A, for the Company’s 2008 fiscal year the Compensation Committee set goals and objectives for the Company’s named executive officers in terms of general business criteria and applied a subjective evaluation of the named executive officers’ attainment of these goals and objectives. This was consistent with the Company’s approach prior to the Company’s IPO in 2006 as well as in 2007. For 2009 and future years the Company has changed its approach and will use more specific objective performance goals for its named executive officers, which will be reflected in the CD&A disclosure beginning in 2010.

7.	Staff’s comment: Please also describe how the achievement of the established goals was used to determine each Named Executive Officer’s incentive cash bonuses and long-term equity incentives.

Response: The Company intends to include the updated portion of the revised CD&A attached hereto as Exhibit A in the Definitive Proxy which identifies the performance goals and objectives for each Named Executive Officer and describes the extent to which such goals and objectives were attained and considered by the Compensation Committee in its determination of each Named Executive Officer’s incentive cash bonus and long-term equity incentive awards.

Please note that all fax correspondence should be sent to me at fax number (212) 450-3111. If you have general questions or comments, please contact me at (212) 450-4111.

Sincerely,

/s/ Michael Kaplan
Michael Kaplan

cc:	Izumi Hara
Ryan Sullivan

Jim B. Rosenberg	8	May 27, 2009

Exhibit A

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In the following pages, we discuss how our Chief Executive Officer, Roger Boissonneault, Chief Financial Officer, Paul Herendeen, and our three other most highly compensated officers, Carl Reichel, Anthony Bruno and Izumi Hara, were compensated with respect to performance in 2008 and describe how this compensation fits within our executive compensation philosophy. We also describe certain compensation matters with respect to 2009. For purposes of this Amendment, we refer to Messrs. Boissonneault, Bruno, Herendeen and Reichel collectively as the “Key Executive Officers” and the Key Executive Officers, together with Ms. Hara, as the “Named Executive Officers.”

In January 2005, the Sponsors, together with certain institutional investors and certain members of management, acquired 100% of the share capital of the Predecessor. As a result of the Acquisition, the Company became a privately held company. In September 2006, the Company completed its initial public offering (“IPO”) with the sale of 70,600,000 Class A common shares. Prior to the IPO, the Sponsors collectively owned 87% of the Company’s outstanding Class A common shares. As of March 16, 2009, the Sponsors collectively owned approximately 61% of the Company’s outstanding Class A common shares. As more fully described below, both the Acquisition and the IPO affected the Company’s compensation program.

Compensation Program and Philosophy

The Company’s compensation program seeks to promote the creation of long-term shareholder value and attract and retain employees by providing a competitive compensation package through a combination of base salary, annual incentive cash bonus, long-term equity incentives and other benefits.

The evaluation of the Company’s senior executives is performed on a basis consistent with that used to evaluate the Company’s other employees (excepting only the Chief Executive Officer and its sales forces). The Compensation Committee makes compensation decisions after reviewing the performance of the Company and carefully evaluating each senior executive’s performance during the year as measured by the Chief Executive Officer against stated goals, core competencies and feedback from colleagues (the “Performance Review Process”). The potential ratings that may be assigned to each senior executive based on his or her performance in the prior year range from “unacceptable” to “far exceeds expectations” (the “Performance Rating”). These Performance Ratings were used to determine merit-based salary increases, annual cash bonuses and long-term equity incentive compensation, if any, within pre-established ranges approved by the Compensation Committee. The Chief Executive Officer’s 2008 performance was evaluated by the Compensation Committee against achievement of corporate goals and objectives (“CEO Review”).

The allocation of the components of compensation awarded to the Company’s senior executives is not pre-determined based on a percentage of total compensation, nor is such compensation determined based solely on a review of market compensation. Instead the Compensation Committee has adopted a flexible approach to compensation that is consistent with its stated compensation philosophy and that allows the Company to respond to the evolving business environment.

Jim B. Rosenberg	9	May 27, 2009

Oversight of the Compensation Program

The Compensation Committee is responsible for establishing, implementing and overseeing the Company’s compensation programs. As part of that responsibility, the Compensation Committee reviews the Company’s compensation and benefits policies; evaluates the performance of the Chief Executive Officer; approves the compensation levels for the Company’s senior executives; and reviews and makes recommendations to the board of directors with respect to the Company’s employee benefits plans, equity-based compensation plans and other incentive arrangements.

Role of the Compensation Committee, Executive Officers and Compensation Consultants in Compensation Decisions

The Compensation Committee makes compensation decisions following the completion of (i) in the case of Messrs. Bruno, Herendeen and Reichel and Ms. Hara, the annual Performance Review Process and (ii) in the case of Mr. Boissonneault, the CEO Review.

It is the philosophy of the Compensation Committee that, in order to promote long-term shareholder value, meaningful and challenging goals and objectives should be established for the Company’s Named Executive Officers. In accordance with this philosophy, each year the Compensation Committee reviews and establishes annual goals and objectives relevant to the compensation of the Chief Executive Officer. In addition, the Chief Executive Officer establishes annual performance objectives for each of Messrs. Bruno, Herendeen and Reichel and Ms. Hara and presents these to the Compensation Committee. At the end of each year, each Named Executive Officer’s performance as measured against such Named Executive Officer’s stated goals and objectives, is evaluated during the annual Performance Review Process or CEO Review, as applicable. The Performance Review Process yields a Performance Rating for each Named Executive Officer (other than Mr. Boissonneault). Compensation recommendations for the Named Executive Officers (other than the Chief Executive Officer) within ranges established by the Compensation Committee are made by the Chief Executive Officer based upon the Performance Ratings assigned to such officers. The Compensation Committee may exercise its discretion to modify any compensation recommended by the Chief Executive Officer. With respect to the Chief Executive Officer, the Compensation Committee establishes performance goals and objectives and, pursuant to the CEO Review at year end, measures the CEO’s performance relative to these stated goals and objectives.

The Chief Executive Officer’s recommendations to the Compensation Committee and the Compensation Committee’s determinations of the Chief Executive Officer’s and the other Named Executive Officers’ compensation are based on each Named Executive Officer’s performance against stated goals and objectives~~, which may include a number of specific~~. For 2008, the stated goals and objectives for the Named Executive Officers included the following factors ~~such as~~:

•

key ~~financial measurements, such as revenue growth for specific products, operating profit, operating margins, and cash flow from operating activities;~~ metrics such as revenue, cash flow and new prescription growth;

•

strategic objectives, such as continuing to develop the product pipeline through product in-licensing, acquisitions and partnership opportunities within our franchises or in market segments similar to our current therapeutic markets;

~~•~~	~~promoting commercial excellence by developing new products or improving proprietary products, being a leading market player and increasing new and total prescriptions;~~

•	achieving specific operational goals for the Company or particular business function led by a senior executive, including improved productivity, simplification and risk management;

•	achieving excellence in their organizational structure and among their employees; and

Jim B. Rosenberg	10	May 27, 2009

•	supporting the Company’s values by promoting a culture of integrity through compliance with law and our ethics policies.

More specifically, the 2008 goals and objectives for the Named Executive Officers were as follows: Mr. Boissonneault’s goals were to grow consolidated revenues, EBITDA and cash net income, grow Loestrin 24 and Doryx revenues, expand the Company’s product pipeline and clearly present to the board and investors the Company’s strategies and plans; Mr. Herendeen’s goals were to finalize an advanced pricing agreement with the IRS, settle on-going U.S. tax audits and implement selected IT and internal audit initiatives; Mr. Reichel’s goals were to identify, assess and develop a strong team of district managers to oversee the sales forces and grow new prescriptions of Loestrin 24, Femcon and Doryx; Mr. Bruno’s goals were to in-license and/or acquire new products to complement the existing product portfolio, complete select property acquisitions in connection with the expansion of our Puerto Rican manufacturing facility, oversee certain HR initiatives and work with the General Counsel to resolve ongoing litigation and to ensure compliance with reporting requirements; and Ms. Hara’s goals were to resolve the Company’s ongoing litigation, ensure compliance with applicable legal and contractual requirements, assist in the in-licensing and/or acquisition of new products, support regulatory affairs and clinical development in product lifecycle management and support HR in the implementation of certain initiatives. At the end of 2008, the Compensation Committee reviewed the Chief Executive Officer’s performance against his stated goals and determined the appropriate base salary, incentive cash bonus award and 2009 equity incentive award. The Compensation Committee also reviewed the Chief Executive Officer’s evaluation of the performance of the other Named Executive Officers against their respective goals and their respective Performance Ratings. Based on this review, the Compensation Committee determined appropriate merit increases in base salary, incentive cash bonus awards and 2009 equity incentive awards.

In connection with the IPO, the Company retained the Hay Group, an independent global management consulting firm, to review the Company’s compensation programs for senior executives, to perform a market analysis with respect to 2006 compensation levels, the mix of cash and non-cash incentives, and the design of long-term equity incentives awarded to senior executives and to make recommendations for the Company’s compensation programs. The market analysis and recommendations of the Hay Group that were presented to the Compensation Committee in 2006 included senior executive officer compensation market survey data for purposes of reviewing 2006 market practices. While the Compensation Committee does not target compensation at any specified level, the recommendations of the Hay Group were among several factors considered in establishing the Company’s senior executive officer compensation programs at the time of the IPO.

The Compensation Committee may engage or seek the advice of compensation consultants from time to time as the need arises. In the second quarter of 2008, the Company engaged the Hay Group to produce a market review of executive compensation and make recommendations with respect to the Company’s annual long-term equity incentive program beginning in January 2009, including with respect to annual equity grant targets, performance multipliers and the allocation between share and option awards.

Elements of Compensation

The Compensation Committee believes that the Company’s executive compensation practices must promote the creation of long-term shareholder value, reward performance and assist the Company in the retention of key employees. Based on these objectives, the Company employs both equity-based compensation mechanisms in the form of restricted Class A common shares and option grants, and cash-based mechanisms, in the form of base salaries and incentive-based cash bonuses. In determining the appropriate mix of cash and equity compensation for the Named Executive Officers, the Compensation Committee considers a number of factors, including the past performance and contribution of the Named Executive Officers, the desired future performance focus, the dilutive effects of equity-based compensation and the retentive value of cash- versus equity-based compensation. In light of the significant equity compensation provided

Jim B. Rosenberg	11	May 27, 2009

to the Key Executive Officers in connection with the Acquisition in January 2005 and the Company’s IPO in September 2006, the Key Executive Officers were not eligible for annual equity incentive awards under the Company’s 2005 Equity Incentive Plan, as amended on August 6, 2006 (the “2005 Equity Incentive Plan”), until January 2009, and Ms. Hara was not eligible for annual equity incentive awards until January 2008.

Consistent with the emphasis on direct compensation over indirect compensation, in 2008 the Company did not provide the Named Executive Officers with any perquisites or benefits not generally available to all employees of the Company, except for company cars provided to the Key Executive Officers.

The Company has employment agreements with the Key Executive Officers, and a severance agreement with Ms. Hara. These arrangements, which were entered into in connection with the Acquisition, as well as the other key elements of and factors considered in determining 2008 compensation, are discussed below.

Base Salary

The employment agreements with the Key Executive Officers specify minimum base salaries ($800,000 for Mr. Boissonneault; $375,000 for Messrs. Herendeen and Bruno; and $391,000 for Mr. Reichel). The terms of Ms. Hara’s severance agreement do not provide for a minimum salary.

The Compensation Committee annually establishes principles for determining merit increases in base salary. Compensation decisions are made after the annual Performance Review Process or CEO Review, as applicable, for the Named Executive Officer is completed. ~~The Performance Review Process yields a Performance Rating for each Named Executive Officer (other than Mr. Boissonneault). These~~ Performance Ratings for the Named Executive Officers (Other than Mr. Boissonneault) are used to determine merit-based salary increases within pre-established ranges. With respect to 2008 performance, the potential 2009 merit base salary increases for the Named Executive Officers (other than Mr. Boissonneault) ranged from zero to 6% of 2008 base salary, based on the Performance Rating. For the 2009 base salaries, the Compensation Committee approved an average base salary increase of 4.0% (the equivalent of a Performance Rating of “meets expectations high”) for the Named Executive Officers (other than Mr. Boissonneault). Mr. Boissonneault, whose base salary merit increase is set by the Compensation Committee, was not awarded an increase for 2009, as the Compensation Committee determined that Mr. Boissonneault’s current base salary was appropriate in light of the Hay Group market review of executive compensation, the 6.7% increase in base salary that Mr. Boissonneault received in the prior year based on 2007 performance, Mr. Boissonneault’s 2008 performance against corporate goals and objectives, and the Compensation Committee’s determination to pay Mr. Boissonneault in 2009 an incentive cash bonus based on 2008 performance equal to 104% of his 2008 base salary.

The base salaries paid to the Named Executive Officers in 2008 are shown in the “Salary” column of the Summary Compensation Table.

Incentive Cash Bonuses

Annual incentive cash bonuses are a core component of the Company’s compensation program. Under the terms of the employment agreements, each Key Executive Officer has a minimum target annual incentive cash bonus expressed as a percentage of base salary (85% for Mr. Boissonneault and 50% for Messrs. Herendeen, Reichel and Bruno). Ms. Hara is eligible to receive a target annual incentive cash bonus of 30% of her base salary, pursuant to targets approved by the Compensation Committee. In addition, the Compensation Committee annually establishes principles for determining performance-dependent multipliers to be applied to annual incentive cash bonus targets for the Named Executive Officers, except Mr. Boissonneault, whose maximum opportunity under his employment agreement is 100% of his base salary. As discussed above, pursuant to the Performance Review Process, the performance of each Named Executive Officer is measured against such Named Executive Officer’s stated performance goals and

Jim B. Rosenberg	12	May 27, 2009

objectives, resulting in a Performance Rating. With respect to 2008 performance, ~~those~~the performance multipliers established by the Compensation Committee ranged from zero to 150% of such executive officer’s target bonus ~~based~~, depending on ~~his or her overall~~the Performance ~~Rating~~Ratings received by each Named Executive Officer. With respect to 2008 performance, a Named Executive Officer (other than Mr. Boissonneault) that received a Performance Rating of “meets expectations” was awarded an incentive cash bonus in an amount equal to between 90% and 110% of such officer’s target bonus. Mr. Boissonneault’s performance multiplier, if any, is determined by the Compensation Committee’s annual assessment of his performance against his stated goals and objectives as part of his CEO Review. With respect to 2008, the incentive cash bonus opportunities available to Named Executives under their respective employment agreements or the targets approved by the Compensation Committee, as applicable, and the incentive cash bonuses paid to the Named Executive Officers, expressed as a percentage of such officer’s 2008 base salary, were as follows:

	% of 2008 Base Salary
Named Executive Officer	Threshold	Target Bonus	Maximum Bonus	Bonus Paid
Roger M. Boissonneault	0%	85%	100%	104%
Paul Herendeen	0%	50%	75%	59%
W. Carl Reichel	0%	50%	75%	59%
Anthony D. Bruno	0%	50%	75%	59%
Izumi Hara	0%	30%	45%	35%

Each year, the Compensation Committee evaluates the performance of the Chief Executive Officer, reviews the Performance Ratings and recommendations of the Chief Executive Officer with regards to the other Named Executive Officers, and determines, at its discretion, the compensation of each of the Named Executive Officers. As discussed earlier, Mr. Boissonneault was not awarded a salary increase in 2009 but was paid in 2009 an incentive cash bonus, with respect to his 2008 performance, equal to 104% of his base salary. The incentive cash bonuses paid to the Named Executive Officers in 2009 with respect to 2008 performance are shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Long-Term Equity Incentives

Equity incentive awards are granted to the Company’s Named Executive Officers under the 2005 Equity Incentive Plan. The 2005 Equity Incentive Plan provides that awards may be granted to participants in, among others, the following forms, subject to such terms, conditions and provisions as the Compensation Committee may determine: (i) options, (ii) stock appreciation rights, (iii) share awards, (iv) share units and (v) dividend equivalent rights.

Equity Grant Practices

The Compensation Committee believes that the use of equity incentives as a significant part of total compensation promotes the creation of long-term shareholder value, supports the Company’s compensation philosophy of rewarding performance and increases retention. In connection with the IPO, the Compensation Committee approved an annual long-term equity incentive program (the “Annual Equity Award Program”). Under the Annual Equity Award Program, the Compensation Committee acts each year to review and approve grants of restricted Class A common shares and/or stock options to purchase Class A common shares to full-time employees. Based in part upon recommendations of the Hay Group, in January of 2009, Mr. Boissonneault’s annual target equity grant was increased to 400% of his 2009 base salary and the annual target equity grant for each of Messrs. Herendeen, Reichel and Bruno was increased to 250% of their combined average 2009 base salaries. Ms. Hara’s annual target equity grant remained at 100% of the average 2009 base salary of all the Senior Vice Presidents of the Company.

Jim B. Rosenberg	13	May 27, 2009

~~In addition~~As discussed above, the Performance Review Process measures the performance of each Named Executive Officer (other than Mr. Boissonneault) against such Named Executive Officer’s stated goals and objectives resulting in a Performance Rating for each Named Executive Officer. Based on these Performance Ratings, the Compensation Committee annually reviews and establishes performance-based multipliers to be applied to the annual target equity grant for ~~the~~each Named Executive Officers, other than Mr. Boissonneault. ~~Based upon current multipliers, the~~The actual equity incentive award that will be granted to each Named Executive Officer (other than Mr. Boissonneault) may range from zero to 150% of such Named Executive Officer’s target equity grant based on current multipliers and the employee’s Performance Rating. Mr. Boissonneault’s multiplier, if any, is determined by the Compensation Committee ~~in each year based on~~’s annual assessment of his performance against his stated goals and objectives as part of his CEO Review. Based upon 2008 performance, in January 2009 each of Messrs. Boissonneault, Bruno, Herendeen and Reichel received an equity incentive award equal to their respective annual target equity grant, and Ms. Hara received an equity incentive award equal to 105% of her annual target equity grant.

The equity incentive awards made to the Named Executive Officers may consist of restricted Class A common shares, options to purchase Class A common shares or a combination of both. Once the Compensation Committee establishes the dollar value of an officer’s award and the allocation between restricted Class A common shares and options to purchase Class A common shares, the Company uses the closing stock price of the Class A common shares on the NASDAQ on the grant date and the Black-Scholes value of the option to determine how many restricted Class A common shares and options, respectively, to grant. The exercise price of each option awarded is equal to the closing price of the Class A common shares on the date of grant. Newly hired or promoted senior executives, if any, who are eligible to receive equity awards are granted their award on the last business day of the quarter in which they are hired or promoted.

2008 Equity Incentive Awards with respect to 2007 Performance

As discussed earlier, the Key Executive Officers were not eligible to receive equity incentive awards under the 2005 Equity Incentive Plan until January 2009. In January 2008, Ms. Hara was granted 11,650 restricted Class A common shares and 15,290 options to purchase Class A common shares based on her 2007 performance. On the date of the grant, the fair value of the award was approximately $316,000. Ms. Hara received 65% of the value of the award in restricted Class A common shares and 35% of the value of the award in options to purchase Class A common shares. Each of the awards granted to Ms. Hara in January 2008 vests ratably over four years.

2009 Equity Incentive Awards with respect to 2008 Performance

In January 2009, Mr. Boissonneault was granted 144,470 restricted Class A common shares and 380,960 options to purchase Class A common shares based on his 2008 performance. On the date of the grant, the aggregate fair value of the award was approximately $3,840,000. Messrs. Herendeen, Reichel and Bruno were each granted 42,450 restricted Class A common shares and 111,920 options to purchase Class A common shares based on their respective 2008 performance. On the date of the grant, the aggregate fair value of each such award was approximately $1,128,000. Ms. Hara was granted 12,410 restricted Class A common shares and 32,710 options to purchase Class A common shares based on her 2008 performance. On the date of the grant, the aggregate fair value of the award was approximately $330,000.

Each of the Named Executive Officers received 50% of the value of their awards in restricted Class A common shares and 50% of the value of their awards in options to purchase Class A common shares. Each of the awards granted to the Named Executive Officers in January 2009 vests ratably over four years. The equity awards granted to the Named Executive Officers in January 2009 are not reflected in the tables following this discussion as such tables address only equity compensation awards granted during 2008.